JPMorgan Trust IV

270 Park Avenue

New York, New York 10017

VIA EDGAR

September 21, 2016

Alison White

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:     JPMorgan Trust IV - File No. 811-23117 – Post-Effective Amendment No. 4

Dear Ms. White:

This letter is in response to the comments you provided with respect to the registration statement for JPMorgan Trust IV with respect to the JPMorgan High Yield Opportunities Fund. Our responses to your comments are set forth below. Except as otherwise noted below, we will incorporate the changes referenced below into the Trust’s Registration Statement in a filing made pursuant to Rule 485(b) of the Securities Act of 1933 on or around September 30, 2016. Capitalized terms used but not defined in this letter have the meanings given to them in the Fund’s registration statement.

GENERAL COMMENTS

1.	Comment: Please include a “Tandy” representation in your response letter.

Response: The requested representation is included below.

2.	Comment: Please update the series and class information on EDGAR with the Fund’s tickers.

Response: The information will be updated prior to the Fund’s launch to the public.

PROSPECTUS COMMENTS

Fee Tables

3.	Comment: Please confirm that the fee waiver reflected in the fee table will be effective for at least one year from the effective date of the Fund’s registration statement.

Response: The fee waiver will be in effect for at least one year from the effective date of the Fund’s registration statement.

4.	Comment: The Class A, Class C and Select Class share prospectus includes a description of “Acquired Fund Fees and Expenses” prior to the fee table whereas the Class R6 Share class prospectus does not. Please explain why the disclosure is not included in the Class R6 prospectus.

Response: The disclosure concerning Acquiried Fund Fees and Expenses will be added prior to the fee table in the Class R6 prospectus.

Main Investment Strategies

5.	Comment: The Risk/Return Summary discloses that the Fund mainly invests in developed markets and currencies as part of its principal investment strategy. Please disclose the maximum amount of assets that the Fund may allocate to non-U.S. developed market securities.

Response: The Fund is flexible and there is not a specific maximum percentage that the Fund may allocate to non-U.S. developed market securities.

6.	Comment: Please disclose how the Fund defines emerging markets.

Response: The following disclosure will be added to the Prospectuses:

Emerging market countries typically have less-established market economies than developed countries and may face greater social, economic, regulatory and political uncertainties. Emerging markets currently include most countries in the world except Australia, Canada, Japan, New Zealand, the U.S., the United Kingdom, and most of the countries of western Europe.

Please note that the disclosure will be added to the More About the Fund section in the statutory prospectus rather than the Risk/Return Summary consistent with the lesser role emerging market investments will play in the Fund’s portfolio.

7.	Comment: The Risk/Return Summary indicates that the Fund may invest in unfunded commitments. Please explain and represent supplementally how the Fund will provide adequate coverage to satisfy its unfunded commitments.

Response: The Fund hereby represents that it will segregate or earmark liquid assets in the amount equal to the purchase price to be paid for an unfunded commitment.

8.	Comment: Please disclose the amount of assets that the Fund may invest in derivatives. In addition, please advise supplementally whether derivatives will be counted toward the Fund’s 80% test and describe how they will be valued for purposes of the Fund’s policy to invest at least 80% of its Assets in High Yield Investments.

Response: There is not a specific maximum percentage of assets that the Fund intends to invest in derivatives but rather the Fund may invest in derivatives as part of its principal strategy as disclosed in the Risk/Return Summary. The Risk/Return Summary further discloses that “High Yield Investments” may include derivatives that are used as substitutes for high yield securities and investments. As a result, such investments may be included in the Fund’s 80% test. To the extent that such derivatives are included, the Fund currently intends to use the mark to market value in both the numerator and denominator for purposes of calculating compliance with the Fund’s 80% test.

9.	Comment: The Risk/Return Summary indicates that the adviser uses a “blended benchmark” to identify markets and securities for potential investment by the Fund. Please disclose the blended benchmark in the Risk/Return Summary.

Response: The adviser is not constrained to a blended benchmark and may select securities that are not included in indices included in the blended benchmark and/or may change the blended benchmark that it uses to help identify investments for the Fund. As a result, the Fund will revise the proposed disclosure to remove the reference to the blended benchmark as follows:

In determining what investments to buy and sell for the Fund, the adviser uses a bottom-up, security selection process utilizing proprietary fundamental research~~. The adviser uses a blended benchmark~~

~~consisting of high yield securities in U.S. and developed markets to~~ to identify markets and securities for potential investment by the Fund ~~but may invest in securities, instruments and markets that are not included in the benchmark~~.

MAIN RISKS

10.	Comment: The Main Risks section includes Investment Company and ETF Risk. Please disclose that the Fund may invest in affiliated money market funds in the Main Strategy section of the Risk/Return Summary.

Response: Disclosure will be added to the Risk/Return Summary. For temporary defensive purposes, any portion of the Fund’s total assets may be invested in cash and cash equivalents including money market funds for which JPMIM provides investment advisory services.

11.	Comment: The More About the Fund section discloses that the Fund may invest in Government Securities and includes Government Securities Risk as a main risk. Please include Government Securities strategy and risk disclosure in the Risk/Return Summary.

Response: The Fund does not anticipate using government securities as a principal strategy. The More About the Fund section will be revised to designate that the use of Government Securities is an additional strategy and move Government Securities Risk under Additional Risks.

STATEMENT OF ADDITIONAL INFORMATION

12.	Comment: The SAI provides that the fundamental investment policy regarding industry concentration does not apply to securities issued by other investment companies. With respect to concentration, it is the staff’s position that to the extent a fund can determine that an underlying fund is concentrated in a particular industry, it should consider the underlying fund’s holdings in determining compliance with its own concentration policies. (For example, if an underlying fund has a name requiring an 80% policy in a particular industry, a Fund should consider at least 80% of its investment in that fund will be in that industry; or if an underlying fund has a concentration policy requiring it to invest 25% in an industry, a fund should consider that 25% of its assets in that fund will be in the industry.)

Response: The Fund believes that its current policy on concentration, as disclosed in its Statement of Additional Information, complies with applicable legal requirements, including applicable SEC Staff guidance. The policy sets meaningful, objective limits on the freedom of the Fund to concentrate its assets in any particular industry. The Fund is not aware of a requirement to “look through” underlying investment companies in which the Fund invests for purposes of administering its concentration policy. To the extent that the Fund determines its investment in an underlying investment company exposes the Fund to a material risk, including significant exposure to a particular industry or group of industries, the Fund would take steps to ensure that it has appropriate risk disclosure relating to that investment.

In connection with your review of Post-Effective Amendment No. 4 filed by the Trust on June 14, 2016, the undersigned hereby acknowledges on behalf of the Trust that: (1) the Trust is responsible for the adequacy and the accuracy of the disclosure contained in the Trust’s filings; (2) comments of the staff of the Securities and Exchange Commission (“Staff”), if any, or changes to disclosure in Response to Staff comments, if any, in the filings reviewed by the Staff do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing made; and (3) the Trust may not assert Staff comments, or lack thereof, as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

We hope that the Staff finds this letter responsive to the Staff’s comments. Should members of the Staff have any questions or comments concerning this letter, please call the undersigned at (614) 213 4042.

Sincerely,

/s/ Jessica K. Ditullio
Jessica K. Ditullio
Assistant Secretary

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